EXHIBIT 12

3M COMPANY
AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions)

	Nine months
	ended
	Sept. 30,	Year	Year	Year	Year	Year
	2006	2005	2004	2003	2002	2001
EARNINGS

Income before income taxes, minority interest, and cumulative effect of accounting change*	$3,837	$4,828	$4,303	$3,448	$2,775	$1,988

Add:

Interest expense	96	101	88	103	100	143

Interest component of the ESOP benefit expense	6	10	12	14	16	18

Portion of rent under operating leases representative of the interest component	51	64	60	53	45	39

Less:

Equity in undistributed income of 20-50% owned companies	5	4	6	7	10	5

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$3,985	$4,999	$4,457	$3,611	$2,926	$2,183

FIXED CHARGES

Interest on debt	95	94	78	93	100	150

Interest component of the ESOP benefit expense	6	10	12	14	16	18

Portion of rent under operating leases representative of the interest component	51	64	60	53	45	39

TOTAL FIXED CHARGES	$152	$168	$150	$160	$161	$207

RATIO OF EARNINGS TO FIXED CHARGES	26.2	29.8	29.7	22.6	18.2	10.5

*As discussed in Note 1 to the Consolidated Financial Statements, effective January 1, 2006, 3M adopted SFAS No.123R. Since 3M elected to use the modified retrospective method prior periods have been restated, resulting in a reduction in earnings and in the ratio of earnings to fixed charges. 2006 includes net pre-tax losses which combined totaled $62 million for settlement costs of a previously disclosed antitrust class action and costs related to the Company’s current efforts to seek strategic alternatives for its branded pharmaceuticals business. 2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc. 2002 and 2001 include net pre-tax losses of $202 million and $504 million, respectively, primarily related to the 2001/2002 corporate restructuring program.